

Walton Clark · 3rd

Walton joins Live Free Foods, a start-up

Greater New York City Area · 393 connections · **Contact info**

Live Free Foods

University of Virginia -
Darden Graduate School o...

Experience



COO and Equity Partner

Live Free Foods

Sep 2019 – Present · 6 mos

Cresskill New Jersey and Tampa Florida

Live Free Foods is a health company cleverly disguised as a natural food brand. We are the perfect fusion of clinical nutritional science, expert education, and irresistible foods, to feed and support the 46 million Americans suffering from IBS - Irritable Bowel Syndrome.

We're Fundraising! eatlivefree.com/seed-round WClark@eatlivefree.com

Project Director - Food Energy Synthesis

Virterras

Jun 2012 – Present · 7 yrs 9 mos

Virterras acquires or partners with developers of new technologies targeting industrial production methods and resources for energy, food, and water.

Virterras finances and commercializes these technologies. **...see more**



VP Marketing

Strato Inc.

Nov 2007 – Mar 2011 · 3 yrs 5 mos

Piscataway, NJ

• Branding - Developed and implemented a new positioning and corporate branding identity system including logo, communications, trade shows and packaging.

• New Product Launches - Managed the successful introduction of three new major ...**see more**

Principal - Marketing Consultant

Clark Partners LLC

Jul 2003 – Nov 2007 · 4 yrs 5 mos

Cresskill, NJ

• Partnerships - Developed a concept and business model utilizing proprietary processing technology and consumer rewards to create recycling centers by creating a 3 way partnership with Tomra, Waste Management and a major CPG company. Launched in 2011.

...see more



Director of Marketing

Unilever

Jul 1986 – Jun 2003 · 17 yrs

Englewood Cliffs, NJ

Director Brand Development – Sauces (2000 – 2003)

Managed the Sauces Business Unit (Ragu, Ragu Express, Bertolli/Five Brothers, Private Label and Industrial Sales) with sales over $500mm a staff of ten. ...see more

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Education



University of Virginia - Darden Graduate School of Business Administration
MBA
1984 – 1986



Washington and Lee University
MBA, MBA
1976 – 1980

Highschool

Show 1 more education ∨

Volunteer Experience



Board Member
Center for Food Action
Jan 1988 • 1 mo

Senior Warden of the Vestry
Church of the Atonement, Tenafly NJ
May 2013 • 1 mo

Skills & Endorsements

Strategy · 35

 Endorsed by **6 of Walton's colleagues at Strato, Inc.**

Marketing Strategy · 25

Endorsed by **Paul Mavis, who is highly skilled at** this

 Endorsed by **4 of Walton's colleagues at Strato, Inc.**

P&L Management · 23

 Endorsed by **5 of Walton's colleagues at Strato, Inc.**

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Recommendations

Received (1)   Given (1)



Sandy Chan
VP of Operations at Unlock Venture Partners
March 7, 2007, Sandy reported directly to Walton

Walton truly cares about the well-being and development of his people. He not only leads by example, but is also a great leader to learn from. Some of his strengths include thinking big picture/strategy and understanding the true competitive landscape and challenges. He is also very strong in ... **See more**

